SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DecisionPoint Systems, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

24345A101

(CUSIP Number)

July 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

CUSIP No. 24345A101	13G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

MacroSolve, Inc. 73-1518725
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma
5	SOLE VOTING POWER

617,284
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	617,284
8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.88%*
12	TYPE OF REPORTING PERSON

CO

(1) Based on 8,971,192 shares outstanding as of July 31, 2012, as provided by DecisionPoint Systems, Inc.

CUSIP No. 24345A101	13G	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER.

(a)	Name of Issuer:
DecisionPoint Systems, Inc.

(b)	Address of Issuer:
8697 Research Drive, Irvine, California 92618

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2(a).                        Name of Person Filing:
MacroSolve, Inc.

Item 2(b)                         Address of Principal Business Office or, if none, Residence:
1717 Boulder Avenue, #700, Tulsa, Oklahoma 74119

Item 2(c).                        Citizenship:
Oklahoma corporation.

Item 2(d).                        Title of Class of Securities:
Common Stock, par value $.001 par value per share.

Item 2(e).                        CUSIP Number:
24345A101
ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 24345A101	13G	Page 4 of 5

ITEM 4.	OWNERSHIP

a)	Amount beneficially owned: 617,284
	(b)	Percent of class: 6.88%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 617,284
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 617,284
		(iv)	Shared power to dispose or to direct the disposition of -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 24345A101	13G	Page 5 of 5

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MacroSolve, Inc.

August 7, 2012	By:	/s/ KENDALL W. CARPENTER
Name: Kendall W. Carpenter
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).